U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                             SEC File No. 333-41636
                                 CUSIP No. None

                           NOTIFICATION OF LATE FILING

      [ ] Form 10-K and 10 KSB                        [ ] Form 11-K
      [X] Form 10-Q and Form 10-QSB                   [ ] Form N-SAR

                       For the Period Ended March 31, 2001

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

PART I.  Registration Information

                              COR Development, LLC
                            (Full Name of Registrant)

    13720 Roe, Leawood, Kansas                                66224
(Address of Principal Executive Office)                     (Zip Code)

PART II. Rules 12b-25(b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report or Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The   accountant's   statement  or  other  exhibit  required  by  Rule
          12b-25(c)has been attached if applicable.

PART III. Narrative

   COR Development, LLC (the "Registrant") cannot file the Form 10-QSB because it has not obtained the compilation of information on the sales of its common units and preferred units to investors to be reported in the Form 10-QSB and the compilation of unaudited financial information to be reported in the Form 10-QSB with the accountant's permission. The foregoing reasons for the Registrant's inability to file timely cannot be eliminated without unreasonable effort or the incurrence of unreasonable expense.

PART IV.  Other Information

   (1) Name and telephone number of person to contact in regard to this notification:

   Arthur E. Fillmore, II             816                    460-7317
         (Name)                   (Area Code)            (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        YES [X]    NO [ ]

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        YES [ ]    NO [X]

                              COR Development, LLC
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2001

                                         COR DEVELOPMENT, LLC


                                         By: /s/ Robert M. Adams
                                                 Robert M. Adams
                                                 Manager